November 3, 2006





Derek Swanson, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington D.C.  20549

Re:      BestNet Communications Corp.
         Commission File No. 0-15482
         Information Statement on Form 14C

Dear Mr. Swanson:

          On behalf of BestNet Communications Corp. (the "Company"), we respond as follows to the verbal comments made by you on November 1, 2006 to the undersigned, in connection with the above-captioned matter.

          1. Plans for Private Placement. In response to your request for more detailed information about Company's financing plans, to the extent they are available, the Company now proposes to insert the following additional language at the end of the second paragraph under the heading, "Background for Amendment":

"The Company is in the process of effecting a private placement of securities. The securities proposed to be offered would be short-term debt, convertible into common stock at an as yet undetermined price, subject to the approval of the Amendment for the issuance of additional shares of Common Stock and other conditions yet to be determined. The proceeds from the private placement would be used to fund operations of the Company, including those of its newly acquired subsidiary, Oncologix Corporation. The Amendment is necessary to fulfill the Company's obligation to investors in that placement and to provide shares for issuance in possible future transactions involving equity financing, acquisitions, employee compensation, and the like."

          2. Compliance with Proxy Solicitation Rules. We state the following facts as relevant under the Supreme Court doctrine that the securities laws are to be interpreted in accordance with economic reality.

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Economic Reality

          As disclosed in its 1934 Act Reports, the Company has never achieved positive cash flow from its telephone business which until recently was its only business. Rather, it is now and has always been dependent on financing from the sale of common stock or securities convertible into common stock.

          After a number of steps failed to improve that situation, the Company's Board of Directors determined to change the Company's direction. The Company then acquired the assets of a medical device company in a transaction that was the subject of a Current Report on Form 8-K heretofore filed with the Commission. The Board of Directors also determined that it was in the best interests of the Company and its shareholders to issue a substantial amount of common stock to the former owners of the acquired company; an amount nearly equal to the number of shares theretofore outstanding. It was recognized that the feasibility of further financing would be dependent on shareholder action to increase the number of authorized shares.

          In view of the Company's continuous cash-short position, however, it was deemed undesirable to incur the expense of a shareholder meeting. Since the "insiders" held approximately 45% of the outstanding voting stock, and because it was believed that the additional shares required to constitute a majority were held by a small number of shareholders, it was determined to act by the written consent of the holders of a majority of the outstanding shares as authorized by the laws of Nevada, where the Company is domiciled. Indeed, a preliminary review indicated that more than enough shares were held in approximately 15 accounts.

          A closer examination now reveals that the approximately 5.1% of additional shares needed for the necessary majority are held by what may be considered as two distinct categories of shareholders, both closely related to one of the Company's Directors, who is also one of its significant investors, Mr. Anthony Silverman.

          The first category actually consists of one person holding approximately 3.4% of the common stock, an experienced lawyer and long time friend of Mr. Silverman who has participated with him in many investment ventures. The second category consists of family members, holding approximately 1.9% of the common stock; (i) the former spouse of Mr. Silverman, also a lawyer and familiar with this type investment through her relationship with Mr. Silverman and her son (see below), and (ii) his two daughters and two grandchildren, whose holdings were the indirect result of gifts from Mr. Silverman. Furthermore, the power to vote their shares, except for the holdings of one of his adult daughters, is held by a Mr. Silverman's son, who is an experienced securities broker.

          To the extent that the "consents" might seem to be proxies under the meaning of Section 14A of the Securities Exchange Act of 1934, as amended, we note that no "solicitation" was necessary with respect to either category. It was widely known after the issuance of the shares to the former owners of the acquired company, that the number of the Company's authorized shares would be insufficient for the future financings and/or acquisitions. Merely discussing the situation to several of the long term shareholders elicited from them the obvious suggestion that the number of authorized shares be increased and that they would be eager to assist the Company in any manner they could. It took no persuasion for them to understand that the very existence of the Company depends

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on the taking of this action. Under these circumstances, the preparation of the consent amounted to no more than a ministerial act. The furnishing of the consents to these shareholders was done at the unsolicited request of such shareholders and under section (i) of the definition of "solicitation" in Rule 14a-1, not within the meaning of "solicit" or "solicitation". There is nothing subtle in the consent and nothing that favors or disfavors or affects any particular shareholder or shareholders in any way different from its affect on all of the shareholders.

Remedial Action

          The pending matter has brought to light the fact that Mr. Silverman has certain relationships with other shareholders that, while not previously appreciated by the Company or Mr. Silverman, should arguably be disclosed. We undertake, on behalf of the Company, to disclose those familial relationships in a footnote in the Shares held by Principal Shareholders and Management table in the Company's future filings, including the Information Statement and upcoming Annual Report, with the understanding, however, that the family members do not constitute a "Group".

          Furthermore, the Company will discard as null and void any consent obtained from any of the other 9 shareholders not included in one of the two categories mentioned above.

Conclusion

          We submit that in view of the particular facts stated above, preparing a proxy statement for delivery to the consenting shareholders would, as a matter of economic reality, be a superfluous act and a needless expenditure of time, effort and money.

          Please do not hesitate to contact me or Stephen T. Meadow if you have any further questions.

                                            Very truly yours,

                                            FIRETAG, STOSS & DOWDELL, P.C.


                                            /s/  JOHN L. STOSS
                                            -----------------------------------
                                                 JOHN L. STOSS